Filed Pursuant to Rule 424(b)(3)
                                  Registration No. 333-62621


                            DDL ELECTRONICS, INC.
                                 COMMON STOCK
                         (PAR VALUE $.01 PER SHARE)

     This Prospectus relates to the resale from time to time of up to 9,200,000 shares (the "Shares") of common stock, $.01 par value (the "Common Stock"), of DDL Electronics, Inc. (the "Company") by certain stockholders of the Company named herein (the "Selling Stockholders"). The Shares were acquired by the Selling Stockholders named herein pursuant to the terms of an Agreement and Plan of Merger, dated as of May 28, 1998, between the Company, Jolt Technology, Inc. ("Jolt"), Jolt Acquisition Corp., and the shareholders of Jolt. The Shares were issued as consideration for the acquisition by the Company of Jolt effective as of June 30, 1998. "See Selling Stockholders" and "Plan of Distribution."

     The acquisition of Jolt was accounted for as a pooling of interests and accordingly the holders of an aggregate of 9,000,000 shares may not sell, transfer or otherwise dispose of any Shares prior to the date that the Company publishes financial results covering at least thirty days of combined operations of the Company and Jolt.

     Subject to the limitations set forth above, the Shares may be offered or sold by or for the account of the Selling Stockholders from time to time or at one time, on one or more exchanges or otherwise, at prices and on terms to be determined at the time of sale, to purchasers directly or by or through brokers or dealers, who may receive compensation in the form of discounts, commissions or concessions. The Selling Stockholders and any such brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any discounts, concessions and commissions received by any such brokers and dealers may be deemed to be underwriting commissions or discounts under the Securities Act. The Company will not receive any of the proceeds from any sale of the Shares offered hereby. See "Use of Proceeds," "Selling Stockholders" and "Plan of Distribution."

     The Common Stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "DDL." On September 16, 1998, the closing price per share of the Common Stock, as reported in the consolidated reporting system, was $0.4375.

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     The Shares involve a high degree of risk. See "Risk Factors," commencing on page 3.

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     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
            OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                    ANY REPRESENTATION TO THE CONTRARY
                         IS A CRIMINAL OFFENSE.

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              The date of this Prospectus is September 17, 1998.


                        ADDITIONAL INFORMATION

     The Company has filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the Shares (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Shares, reference is made to the Registration Statement, including the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete, and, in each such instance, reference is hereby made to the copy of the contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by this reference thereto.

     The Company is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the SEC. The Registration Statement and exhibits and schedules thereto, as well as such reports, proxy statements and other information, may be inspected and copied at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048, at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. Copies of all or any part of such materials may be obtained from any such office upon payment of the fees prescribed by the SEC. The SEC also maintains a World Wide Web site (http://www.sec.gov), which contains reports, proxy and information statements and other information filed electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR"). Such information may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Exchange at 233 South Beaudry Avenue, Los Angeles, California 90012.

              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents have been filed with the SEC by the Company and are hereby incorporated by reference into this Prospectus:

(i) The Company's Annual Report on Form 10-K for its fiscal year ended June 30, 1998 (the "Form 10-K");
(ii) the Company's Current Report on Form 8-K as filed with the SEC on July 15, 1998; and
(iii) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed with the SEC pursuant to
      Section 12 of the Exchange Act.

All other documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of filing thereof.

     Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated herein by reference (not including exhibits to documents that have been incorporated herein by reference unless such exhibits are specifically incorporated by reference in the document which this Prospectus incorporates). Requests should be directed to Richard K. Vitelle, Chief Financial Officer, DDL Electronics, Inc., 2151 Anchor Court, Newbury Park, California 91320, telephone (805) 376-9415.


                         FORWARD LOOKING STATEMENTS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE
MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). DISCUSSIONS CONTAINING SUCH FORWARD-LOOKING STATEMENTS MAY BE FOUND IN THE MATERIAL SET FORTH UNDER "RISK FACTORS" AND "THE COMPANY" AS WELL AS IN THE PROSPECTUS GENERALLY. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS, WHICH PROSPECTIVE INVESTORS SHOULD REVIEW CAREFULLY.


                                  RISK FACTORS

     Prospective investors should carefully consider the following factors, in addition to the other information presented in this Prospectus, before purchasing the Shares.

     Limited Capital Resources; Continuing Need for Financing. The Company's ability to maintain its current revenue base and to fund its business operations is dependent on the availability of adequate capital. Without sufficient capital, the Company's growth will be limited and its operations will be adversely affected. As a result of significant operating losses in recent years, the Company currently has limited capital. General market conditions and the Company's future performance, including its ability to generate profits and positive cash flow, will also impact the Company's resources. In addition, the Company's future capital requirements will depend upon a number of factors, such as competitive conditions and capital costs, that are not within the Company's control. The Company anticipates that it may be required to issue additional equity or debt securities and may use other financing sources to fund growth and development. The sale of additional equity securities would result in additional dilution to the stockholders of the Company. The failure of the Company to obtain additional capital when needed could have material adverse effects on the Company's business and future prospects. No assurance can be given that additional financing will be available when needed on acceptable terms or at all.

     Dependence on Key Personnel. The operations of the Company are dependent on the continued efforts of senior management, in particular Gregory L. Horton, the Company's Chairman of the Board, President and Chief Executive Officer. Pursuant to the provisions of his employment agreement, Mr. Horton's term of employment continues until November 1, 1999, unless earlier terminated in accordance with the terms and conditions of the agreement. With respect to each such employment agreement, either the Company or Mr. Horton may terminate employment with or without cause, although certain amounts are to be paid or forfeited to the other party in the event of a termination of employment without cause. Should any of the Company's senior managers be unable or choose not to continue in their present roles, the Company's prospects could be adversely affected.

     Concentration of Revenues Among Major Customers. In fiscal 1998, two customers accounted for 68% of the sales of DDL Electronics Limited ("DDL-E"), a wholly-owned subsidiary of the Company located in Northern Ireland. Also in fiscal 1998, one customer accounted for 53% of the sales of SMTEK, Inc. ("SMTEK"), a wholly-owned subsidiary of the Company located in Southern California, and approximately 50% of SMTEK's business was generated by customers located in California. There can be no assurance that these significant customers will maintain their business relationships with DDL-E and SMTEK. The loss of all or a substantial portion of DDL-E's or SMTEK's revenues attributable to any of their major customers that could not be offset by a new customer could have a material adverse effect on the Company's financial condition and results of operations.

     Historical Dependence of SMTEK on Government Business; Recent Shift into Commercial Business. SMTEK, the Company's principal U.S. operating unit, accounted for 37% of the Company's consolidated revenues in fiscal 1998. Historically, the majority of SMTEK's revenues were derived from contracts with United States government prime contractors, but this historical dependency has diminished during the past several years. Approximately 35% and 27% of SMTEK's revenues in fiscal 1998 and 1997, respectively, were derived from sales to U.S. government contractors in the defense and space sectors. Business with the United States government is, in general, subject to a variety of risks, including delays in funding and performance of contracts; possible termination of contracts or subcontracts for the convenience of the government; termination or modification of contracts or subcontracts in the event of change in the government's requirements; policies or budgetary constraints; adjustments as a result of audits; and increases or unexpected costs causing losses or reduced profits under fixed-price contracts. There can be no assurance that any or all of these risks will not come to fruition in the SMTEK's business.

     Industry Conditions. The industries and markets in which the Company's customers compete are characterized by rapid technological change and product obsolescence. As a result, the end products made by the Company's customers have relatively short product lives. The Company's ability to compete successfully will depend in substantial part on its ability to procure appropriate raw materials and maintain its quality asset base, incorporate or respond to advances in technology, manufacture and price its products and services competitively and achieve significant market acceptance. Unexpected delays in completing or shipping products, or design or production problems, may arise and could adversely affect the Company.

     Competition. The markets for the Company's products and services are highly competitive. Competition is principally based on price, product and service quality, order turnaround time and technical capability. The technology used by the Company in fabricating its products and providing its services is widely available, and the Company has a large number of domestic and foreign competitors, many of which are larger than the Company and possess much greater financial, marketing, personnel and other resources. The Company also faces competition from current and prospective customers that evaluate the Company's capabilities against the merits of manufacturing products internally. To remain competitive, the Company must continue to provide technologically advanced manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis and compete favorably on the basis of price.

     Environmental Matters. The Company is currently involved in certain remediation and investigative studies regarding soil and groundwater contamination at the site of a former printed circuit board manufacturing plant in Anaheim, California which was leased by one of the Company's subsidiaries, Aeroscientific Corp., which is now an inactive, insolvent subsidiary. Management, based in part on consultations with outside environmental engineers and scientists, believes that the total remaining costs to clean up this site will not exceed $600,000. The remaining costs to be incurred to remediate this site will be borne partially by the property owner under a cost sharing agreement entered into several years ago. At June 30, 1998, the Company had a reserve of $528,000, which management believes is adequate to cover its share of future remediation costs at this site. It is possible, however, that these future remediation costs could differ significantly from the estimates, and that the Company's portion could exceed the amount of its reserve. The Company's liability for remediation in excess of its reserve could have a material adverse impact on its business, financial condition and results of operations.

     Dependence on Suppliers. Certain components used by the Company are purchased from sources specified by its customers. An interruption in delivery of these components could have material adverse effects on the Company. SMTEK and DDL-E have from time to time throughout their history been adversely affected by production delays caused by delay in the receipt of materials, resulting in reduced overall profitability. There can be no assurance that the same adverse conditions will not recur.

     Proprietary Rights and Patents. The Company holds no copyrights, patents or trademarks that are material to the sale of its products, and currently the Company does not intend to obtain any copyrights, patents or trademarks with respect to its intellectual property. There can be no meaningful protection from competitors developing and marketing products and services competitive with those of the Company. In addition, companies that obtain patents claiming products or processes that are necessary for or useful to the development or operation of the Company's products and services can bring legal actions against the Company claiming infringement. Although management is not aware of any claim that either the Company or any of its subsidiaries infringes any existing patent, in the event that in the future the Company is unsuccessful against such claim it may be required to obtain licenses to such patents or to other patents or proprietary technology in order to develop, manufacture or market its products and services. There can be no assurance that the Company will be able to obtain such licenses on commercially reasonable terms or that the patents underlying the licenses will be valid and enforceable.

     Risks Associated with International Business. Revenues from international business could continue to represent a substantial percentage of the Company's total revenues. Such business is subject to various risks, including exposure to currency fluctuations, political and economic instability, the greater difficulty of administering business abroad and the need to comply with a wide variety of export laws, tariff regulations and regulatory requirements. Such risks are amplified in the case of the Company because a large portion of its assets and operations are located outside of the United States. See "Business" in the Form 10-K and "The Company" herein.

     Year 2000 Issues. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. The global extent of the potential impact of the Year 2000 problem is not yet known, and if not timely corrected, it could affect the economy and the Company. The Company uses computer information systems and manufacturing equipment which may be affected. It also relies on suppliers and customers who are also dependent on systems and equipment which use date dependent software. The Company's Year 2000 compliance program includes the following phases: identifying systems that need to be replaced or fixed; carrying out remediation work to modify existing systems or convert to new systems; and conducting validation testing of systems and applications to ensure compliance. The Company has essentially completed the first phase of the program and is now primarily in the remediation phase. The amount of remediation work required is not expected to be extensive, because the Company has replaced certain of its financial and operational systems in the normal course of business during the last two years to enhance or better meet its functional business and operational requirements. Management believes that such replacements substantially meet or address its Year 2000 issues. In addition to such normal replacement, the Company may be required to modify some of the existing software and hardware in order for its computer systems to function properly with respect to dates in the year 2000 and thereafter. The estimated cost of the remaining replacement and modification for the Year 2000 issue is not considered material to the Corporation's earnings or financial position. The Company also has contacted its major suppliers to assess their preparations for the year 2000. Similar contacts also are planned for major customers. These actions are intended to help mitigate the possible external impact of Year 2000 issues. Even so, it is impossible to fully assess the potential consequences if service interruptions occur from suppliers or in such infrastructure areas as utilities, communications, transportation, banking and government. The Company anticipates that the remediation and validation phases will be completed not later than December 31, 1998. The Company has not yet developed a contingency plan to provide for continuity of processing in the event of various problem scenarios, but will assess the need to develop such a plan based on the outcome of its validation phase and the results of surveying its major suppliers and customers. If the Company is unsuccessful or if the remediation efforts of its key suppliers or customers are unsuccessful in dealing with Year 2000 problems, there may be a material adverse impact on the Company's consolidated results and financial condition. The Company is unable to quantify any potential adverse impact at this time, but will continue to monitor and evaluate the situation.

     No Dividends. There can be no assurance that the operations of the Company will ever result in revenues sufficient to enable the Company to resume paying dividends on its Common Stock, which were suspended in 1989. For the foreseeable future, management anticipates that any earnings generated by the Company's operations will be used to finance the Company's business and that cash dividends on the Common Stock will not be paid to stockholders.

     Volatility. The market price of the Company's common stock has fluctuated over a wide range during the past several years and may continue to do so in the future. The market price of the common stock could be subject to significant fluctuations in response to various factors or events, including, among other things, the depth and liquidity of the trading market of the common stock, quarterly variations and actual anticipated operating results, growth rates, changes in estimates by analysts, market conditions in the industry in which the Company competes, announcements by competitors, regulatory actions, litigation and general economic conditions. As result of the foregoing, the Company's operating results and prospects from time to time may be below the expectations of public market analysts and investors. Any such event would likely result in a material adverse effect on the price of the common stock.

     Possible Delisting of Common Stock; Adverse Effects on Liquidity. The Common Stock is currently listed and traded on the New York Stock Exchange ("NYSE") and the Pacific Exchange ("PE"). To maintain eligibility for listing on the NYSE, the Company must satisfy certain continued listing criteria, including minimum levels regarding (1) number of stockholders and shareholdings (1,200 holders and average monthly trading volume of at least 100,000 shares), (2) number of publicly-held shares (600,000), (3) average annual net income after taxes of at least $600,000 for the past three years if the aggregate market value of shares outstanding is less than $12,000,000, and (4) average annual net income after taxes of at least $600,000 for the past three years if net tangible assets are less than $12,000,000. The NYSE has notified the Company that, due to the Company's failure to satisfy the average net income and net tangible asset criteria, the Common Stock is subject to delisting. The NYSE has not yet taken affirmative action to delist the Common Stock, but it has reserved the right to take such action in the future. Delisting of the Common Stock from the NYSE could have material adverse effects on the price and liquidity of the Common Stock, depending upon, among other things, the Company's eligibility at that time to continue listing the Common Stock on the PE or, failing that, to list the Common Stock on the Nasdaq Stock Market ("Nasdaq") or some other exchange. There can be no assurance that the Common Stock could be listed on Nasdaq or any other exchange at any time.

     Applicability of Low-Priced Stock Risk Disclosure Requirements. If the Common Stock were not listed on Nasdaq or some other exchange, then it would become subject to the SEC's "penny stock" rules. For these purposes, a "penny stock" is defined as any equity security, subject to certain exceptions (including an exception for securities listed on Nasdaq), that has a market value (as defined) of less than $5.00 per share. For any non-exempt transaction involving a penny stock, these rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer is also required to disclose the commissions payable to both itself and its registered representative, current quotations for securities and information on the limited market in penny stocks. If the broker-dealer is the sole market maker for the penny stock, the broker-dealer is compelled to disclose this fact and must also disclose its presumed control over the market. The broker-dealer is required to obtain a written acknowledgment from the customer that such disclosures were provided and must retain such acknowledgment for at least three years. Monthly statements are to be sent disclosing current price information for penny stocks held in the account. The rules also require a broker-dealer engaging in a transaction in a penny stock to make a special suitability determination for the purchaser and to receive the purchaser's written consent to the transaction prior to the purchase. Accordingly, the SEC's penny stock rules may materially and adversely affect the liquidity of the market for the Common Stock by restricting the ability of the broker-dealers to sell the Common Stock and the ability of Common Stock holders to obtain accurate price quotations.


                              THE COMPANY

     The Company is an independent provider of electronic manufacturing services ("EMS") to original equipment manufacturers ("OEMs") in the computer, telecommunications, instrumentation, medical, industrial and aerospace industries. The Company also manufactures printed circuit boards ("PCBs") for use primarily in the computer, communications and instrumentation industries. Its EMS facilities are located in Southern California, Florida and Northern Ireland. Its PCB facilities are located in Northern Ireland and primarily serve customers in Western Europe. The Company's principal executive offices are located at 2151 Anchor Court, Newbury Park, California 91320, telephone (805) 376-9415.

     All of the Company's products and services are "customized" insofar as they are produced only after the Company has contracted for their design and sale. The Company relies on customer specifications in manufacturing products. Such specifications may be developed by the customer alone or may involve some assistance provided by the Company. Customers submit requests for quotations on each project. The Company prepares bids based on estimates of its costs.


European PCB Operations

     The Company conducts its PCB business through a wholly-owned subsidiary, Irlandus Circuits Limited ("Irlandus").

     The PCB Industry. PCBs range from simple single- and double-sided boards to boards with more than twenty layers. When joined with electronic components in an assembly process, they comprise the basic building blocks of electronic equipment. PCBs consist of fine lines of a conductive material, such as copper, which are bonded to a non-conductive panel, typically laminated epoxy glass. The conductive pathways in a PCB form electrical circuits and replace wire as a means of connecting electronic components.

     On technologically advanced multilayer boards, conductive pathways between layers are connected with traditional plated through-holes and may incorporate surface mount technology. "Through-holes" are holes drilled entirely through the board that are plated with a conductive material and constitute the primary connection between the circuitry on the different layers of the board and the electronic components attached to the boards later. "Surface mount" boards are boards on which electrical components are soldered instead of being inserted into through-holes.

     Although more complex and difficult to produce, surface mount boards can substantially reduce wasted space associated with through-hole technology and permit greatly increased surface and inner layer densities. Single-sided PCBs are used in electronic games and automobile ignition systems, while multilayer PCBs find use in more advanced applications such as computers, office equipment, communications, instrumentation and defense systems.

     The development of increasingly sophisticated electronic equipment, which combines higher performance and reliability with reduced size and cost, has created a demand for greater complexity, miniaturization and density in electronic circuitry. In response to this demand, multilayer technology is advancing rapidly on many fronts, including the widespread use of surface mount technology. More sophisticated boards are being created by decreasing the width of the tracks on the board and increasing the amount of circuitry that can be placed on each layer. Fabricating advanced multilayer PCBs requires high levels of capital investment and complex, rapidly changing production processes.

     Since the mid-1980s, the Company has increasingly focused on the fabrication of advanced multilayer PCBs. Management believes that the market for these boards offers the opportunity for more attractive margins than the market for less complex single and double-sided boards.

     As the sophistication and complexity of PCBs increase, yields typically fall. Historically, the Company relied on tactical quality procedures, in which defects are assumed to exist and inspectors examine products lot by lot and board by board to identify deficiencies. This traditional approach to quality control is not adequate, however, in an advanced multilayer PCB fabrication environment. Irlandus is now striving to minimize the occurrence of product defects.

     Market demand for PCBs historically has been driven by end-user product demand. Market supply has followed a classic "boom and bust" cycle because there are few barriers to entry. High margins triggered a flood of supply to the market in the 1980s, which drove prices down until significant industry consolidation occurred in the early 1990s.

     Competition among PCB manufacturers is based on price, quality, order turnaround speed and technical differentiation within the manufacturing process. Virtually every order is bid competitively. The profit of an individual manufacturer typically depends on its throughput mix; premium panels generate higher margins.

     Irlandus. Irlandus is located in Craigavon, Northern Ireland, where it produces high-quality, high-technology, multilayer PCBs. Irlandus was acquired by the Company in 1984 and currently employs approximately 125 people. Irlandus has a base of approximately 150 active customers throughout Europe. In fiscal 1998, Irlandus' largest customer accounted for approximately 17% of its total revenues. No other customer represented more than 10% of Irlandus' fiscal 1998 revenues. Over 80% of its sales are made by a direct sales force; the remainder are effected by independent sales representatives. Irlandus has obtained ISO 9002 certification, which is increasingly necessary to attract business.

     Since 1989 Irlandus has struggled to compete effectively in a marketplace characterized by excess supply. In the past two years, Irlandus has generated operating income, which management attributes to a strategic repositioning of Irlandus in the high-technology, prototype and premium fast-service segment of the multilayer PCB market. There can be no assurance, however, that Irlandus will continue to profit from its implementation of this strategy.

EMS Operations

     The Company conducts its EMS operations in the United States through SMTEK and Jolt and in Western Europe through DDL-E.

     The EMS Industry. EMS providers produce electronic assemblies for OEMs. Electronic assemblies are printed circuit boards on which various electronic components, such as integrated circuits, capacitors, microprocessors and resistors, have been mounted. These assemblies are key functional elements of many types of electronic products.

     Many electronics OEMs have adopted and are becoming increasingly reliant upon outsourcing strategies. The Company believes that the trend toward outsourcing manufacturing will continue. Electronics industry OEMs use EMS providers for many reasons, including the following:

      Reduced Time to Market. Due to intense competitive pressures in the electronics industry, OEMs are faced with increasingly shorter product life-cycles and therefore have a growing need to reduce the time required to bring a product to market. OEMs can reduce their time to market by using a manufacturing specialist's established manufacturing expertise and infrastructure.

      Reduced Capital Investment. As electronic products have become more technologically advanced, the manufacturing process has become increasingly automated, requiring a greater level of investment in capital equipment. Manufacturing specialists enable OEMs to gain access to advanced manufacturing facilities, thereby reducing the OEM's overall capital equipment requirements.

      Focused Resources. Because the electronics industry is experiencing greater levels of competition and more rapid technological change, many OEMs increasingly seek to focus their resources on activities and technologies to which they add the greatest value. By offering comprehensive electronic assembly and turnkey manufacturing services, manufacturing specialists allow OEMs to focus on core technologies and activities such as product development, marketing and distribution.

      Access to Leading Manufacturing Technology. Electronic products and electronics manufacturing technology have become increasingly sophisticated and complex. This is making it difficult for OEMs to maintain the necessary technological expertise in process development and control. OEMs are motivated to work with a manufacturing specialist in order to gain access to the specialist's process expertise and manufacturing know-how.

      Improved Inventory Management and Purchasing Power. Electronics industry OEMs are faced with increasing difficulties in efficiently planning, procuring and managing their inventories. This difficulty is due to frequent design changes, short product life cycles, large investments in electronic components, component price fluctuations and the need to achieve economies of scale in materials procurement. By using a manufacturing specialist with established material procurement capacities and infrastructure, OEMs can reduce production and inventory costs.

     The EMS industry's revenues in the United States were estimated by the Institute for Interconnecting and Packaging Electronic Circuits (known as the "IPC") to be $18 billion in 1997. As a result of the continued trend toward outsourcing manufacturing services on the part of electronic equipment OEMs, the EMS industry in the United States grew in excess of 20% annually from 1990 to 1997, according to IPC estimates. The U.S. EMS industry is highly fragmented, with several large manufacturers with over $500 million in annual revenues. There are also numerous manufacturers with annual revenues from under $10 million to several hundred million dollars.

     The EMS industry can be classified into three segments: high-volume, medium-volume and low-volume. Management believes that the high-volume segment of the U.S. EMS industry is dominated by several firms, including SCI Systems, Solectron, and Celestica. The Company focuses on the medium-volume and low-volume segments. Manufacturers in these segments tend to be highly fragmented and competitive. Customer bases tend to be highly concentrated, with two or three customers typically accounting for a significant portion of an EMS provider's total revenue.

     Two principal assembly techniques are employed in providing higher-margin, higher-complexity contract manufacturing in the medium-volume EMS market segment: surface mount technology ("SMT"), which accounts for the majority of manufacturing; and through-hole technology. Management believes that the medium-volume EMS market is continuing to move toward SMT as the preferred manufacturing technique, mainly because semiconductors have continued to decline in size, thereby lowering manufacturing tolerances.

     The Company competes against numerous EMS suppliers. Competition in the medium-volume market segment is driven by service, order turnaround time and quality. Margins tend to be higher here than in the high-volume segment because of greater complexity, shorter runs and delivery cycles and the generally higher price associated with specialty products. Also, the customers in this segment tend to be smaller firms, with less bargaining power. Such customers include specialized equipment providers to the financial services, computer hardware, medical services and telecommunications industries, among others.

     SMTEK. SMTEK is an EMS provider, specializing in SMT design and assembly of circuit boards. Its operations range from analysis and design to complex manufacturing and test services. Its services are marketed to the military, medical, avionics, industrial and space industries and for high-end commercial applications.

     SMTEK's core competence includes: (i) mechanical thermal and structural engineering analysis and design of printed circuit boards; (ii) full procurement of all materials and components; and (iii) full in-circuit and functional testing capabilities. Such operations are integrated with a contract manufacturing capability that relies in substantial part upon factory automation. SMTEK employs approximately 200 persons and conducts its operations in a 45,000-square-foot facility located in Newbury Park, California.

     SMTEK was founded in 1986 by Mr. Horton, who became the Company's President and Chief Executive Officer when the Company acquired SMTEK in January 1996. Over the years SMTEK has focused on supplying circuit board assemblies to the aerospace and avionics industry. Management believes that SMTEK's automated production processes and design capabilities are a competitive advantage. Such automated processes rely upon SMT, an unpatented design and production technique believed by management to be less expensive and more efficient than component through-hole insertion. SMTEK competes against companies that are much larger and better capitalized than the Company.

     Jolt. The Company acquired Jolt Technology, located in Fort Lauderdale, Florida, on June 30, 1998 in a merger accounted for as a pooling-of-interests. Jolt's electronic manufacturing services consist primarily of the manufacture of complex PCB assemblies using SMT and through-hole interconnection technologies. In addition to assembly, Jolt provides consultation on printed circuit board design and manufacturability. Jolt has approximately 28 full-time employees.

     Jolt is primarily a consignment EMS provider. Under a consignment contract, the OEM customer provides most or all of the electronic components to the EMS company, which then assembles the components and ships the finished electronic assemblies to the OEM. EMS gross profit margins are generally much higher on consignment contracts than on turnkey contracts, because revenues for consignment contracts represent pure value added services, while turnkey contract revenues are primarily comprised of material pass-through costs. For this same reason, given a consignment contract and a turnkey contract with a comparable amount of value-added services, revenue for the consignment contract will be much less than for the turnkey contract. For fiscal 1998 and 1997, approximately 95% of Jolt's net sales consisted of revenue on consignment contracts, and the remainder represented revenue on turnkey contracts.

     Jolt's relationships with its key customers are based upon providing a responsive, flexible total manufacturing services solution. These services include design and engineering, quick-turnaround prototype and manufacturing and materials procurement and management. Jolt also evaluates customer designs for manufacturability and test and, when appropriate, recommends design changes to reduce manufacturing cost or lead times or to increase manufacturing yields and quality of the finished product. Once engineering is completed, Jolt manufactures prototype or preproduction versions of the product on a quick-turnaround basis.

     Jolt expects that the demand for engineering and quick-turnaround prototype and preproduction manufacturing services will increase as OEMs' products become more complex and as product life-cycles shorten. Materials procurement and handling services provided by Jolt include planning, purchasing, warehousing and financing of electronic components and enclosures used in the assemblies and systems.

     DDL-E. DDL-E provides turnkey EMS using both SMT and through-hole technologies. Under the turnkey process, DDL-E procures customer-specified components from suppliers, assembles the components onto PCBs and performs post-assembly testing. DDL-E provides EMS primarily for original equipment manufacturers located in Western Europe and sells system assembly and subassembly services to the same customer base. It does not fabricate any of the components or PCBs used in these processes. Instead, after acceptance of an order, it procures the necessary components from distributors.

     In the past, DDL-E has procured a portion of its PCB requirements from its affiliate, Irlandus, at prevailing commercial prices. Located approximately two miles from Irlandus' facilities in Craigavon, Northern Ireland, DDL-E was founded by the Company in 1989 to complement Irlandus' PCB business by adding value to boards at the next level of manufacturing. DDL-E has traditionally focused on customers who are major OEMs in global businesses across a wide range of industries. Its customer base is highly concentrated; in fiscal 1998, five customers accounted for 88% of sales. All of its sales are made by its direct sales force.

     Historically, there has been a high level of interdependence in the EMS/OEM relationship. Since contracted manufacturing may be a substitute for all or some portion of a customer's captive EMS capability, continuous communication between the manufacturer and the customer is critical. To facilitate such communication, DDL-E maintains a customer service department whose personnel work closely with the customer throughout the assembly process. Engineering and service personnel coordinate with the customer on product implementation, thereby providing feedback on issues such as ease of assembly and anticipated production lead times. Component procurement is commenced after component specifications are verified and approved sources are confirmed with the customer. Concurrently, assembly routing and procurement for conformance with workmanship standards are defined and planned.

     "In-circuit" test fixturing also is designed and developed. In-circuit tests are normally performed on all assembled circuit boards for turnkey projects. Such tests verify that components have been properly inserted and meet certain functional standards and that electrical circuits are properly completed. In addition, under protocols specified by the customer, DDL-E performs customized functional tests designed to ensure that the board or assembly will perform its intended function. Company personnel monitor all stages of the assembly process in an effort to provide flexible and rapid responses to the customer's requirements, including changes in design, order size and delivery schedule.

     The materials procurement element of DDL-E's turnkey services consists of the planning, purchasing, expediting and financing of the components and materials required to assemble a PCB or system-level assembly. Customers have increasingly required DDL-E and other EMS providers to purchase all or some components directly from component manufacturers or distributors and to finance the components and materials. In establishing a turnkey relationship with an EMS provider, a customer must incur expenses in order to qualify the EMS provider (and, in some cases, the provider's sources of component supply), refine product design and EMS processes and develop mutually compatible information and reporting systems. With this relationship established, management believes that customers experience significant difficulty in expeditiously and effectively reassigning a turnkey contract to a new EMS provider or in taking on the project themselves.

                               USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares.


                       DETERMINATION OF OFFERING PRICE

     This Prospectus may be used from time to time by the Selling
Stockholders who offer the Shares for sale. The offering price of the Shares will be determined by the Selling Stockholders and may be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices.


                             SELLING STOCKHOLDERS

     The following table provides certain information with respect to Common Stock beneficially owned by each Selling Stockholder as of the dates indicated. Except as set forth in the footnotes to the table and elsewhere in this Prospectus, within the past three years none of the Selling Stockholders has had a material relationship with the Company or with any of the Company's predecessors or affiliates other than as a result of ownership of the securities of the Company. The Shares may be offered from time to time by the Selling Stockholders named below or their nominees, and this Prospectus may be required to be delivered by persons who may be deemed to be underwriters in connection with the offer or sale of Shares.


                  Number of shares                                         Percentage of
                  of Common Stock                   Number of shares     shares of Common
                    Beneficially     Number of     of Common Stock      Stock Beneficially
                   Owned Prior to     Shares       Beneficially Owned       Owned After
    Name            the Offering     Offered      After the Offering       the Offering
----------------------------------------------------------------------------------------------
Thomas M. Wheeler     6,386,254      6,386,254              0                   0%

Charlene A. Gondek    1,742,498      1,742,498              0                   0%

Mitchell Morhaim        871,248        871,248              0                   0%

Saul Reiss              200,000        200,000              0                   0%



                          PLAN OF DISTRIBUTION

     The Shares may be sold from time to time by the Selling Stockholders through the facilities of the NYSE or the PE on terms to be determined at the time of each sale. Alternatively, the Selling Stockholders may offer Shares from time to time to or through underwriters, dealers or agents, who may receive compensation in the form of discounts and commissions. Such compensation, which may exceed ordinary brokerage commissions, may be paid by the Selling Stockholders and/or the purchasers of the Shares for whom such underwriters, dealers and agents may act.

     The Selling Stockholders and any dealers or agents that participate in the distribution of the Shares may be considered "underwriters" within the meaning of the Securities Act, and any profit on the sale of such Shares offered by them and any discounts, commissions or concessions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The aggregate proceeds to the Selling Stockholders from sales of the Shares will be the purchase price of such Shares less any brokers' commission required to be paid by the Selling Stockholders.

     To the extent required, the specific Shares to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any such agents, dealers and underwriters and any applicable commissions or discounts with respect to a particular offer will be set forth in a supplement to this Prospectus.

     The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, at varying prices determined at the time of sale or at negotiated prices.

     In order to comply with the securities laws of certain states, if applicable, the Shares will be sold by Selling Stockholders in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is satisfied.

     The Company will pay the expenses that it incurs in connection with the registration of the Shares with the SEC.

     The Company and each Selling Stockholder have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                             LEGAL MATTERS

     Certain legal matters have been passed upon for the Company by Berry Moorman, P.C., Detroit, Michigan.

                                EXPERTS

     The consolidated financial statements of DDL Electronics, Inc. as of June 30, 1998 and 1997 and for each of the years in the three-year period ended June 30, 1998, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


           ---------------------------                       -----------------------------

No dealer, salesperson or other person has been
authorized to give any information or to make
any representations other than those contained
in this Prospectus, and, if given or made, such
information or representations must not be
relied upon as having been authorized by the
Company or any Selling Stockholder.  This
Prospectus does not constitute an offer to
sell, or a solicitation of an offer to buy,
to any person in any jurisdiction in which such
offer or solicitation is not authorized, or in                       DDL ELECTRONICS, INC.
which the person making such offer or solicitation
is not qualified to do so, or to any person to whom
it is unlawful to make such offer or solicitation.                       COMMON STOCK
Neither the delivery of this Prospectus nor any
sale made hereunder shall, under any
circumstances, create any implication that the
information contained herein is correct as of
any date subsequent to the date hereof.

           -------------------------------

                  Table of Contents

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                                                                 ------------------------
                                        Page
                                                                        PROSPECTUS
Additional Information                    2
                                                                  ------------------------
Incorporation of Certain Information
 By Reference                             2

Risk Factors                              3                           September 17, 1998

The Company                               7

Use of Proceeds                          12

Determination of Offering Price          12

Selling Stockholders                     13

Plan of Distribution                     13

Legal Matters                            13

Experts                                  13

           ---------------------------                       -----------------------------